SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

HSM HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Anthony Hu

P.O. Box 527531

Flushing, NY 11352

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

September 19, 2006

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Anthony Hu

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
8,000,00
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
8,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of HSM Holdings, Inc., a Delaware corporation, with its principal place of business located at P.O. Box 527531, Flushing, NY 11352.

This Schedule 13D relates the Stock Purchase Agreement between Michael Raleigh, Anthony Hu, and Robert Young pursuant to which 85% of the outstanding common shares of the Issuer were purchased by Mr. Hu (the "Agreement").

In addition Mr. Hu was issued 7,915,000 shares of the Company’s common stock in consideration for services rendered. In the aggregate Mr. Hu owns 80% of the Company’s issued and outstanding common shares.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Anthony Hu hereinafter sometimes referred to as the “Reporting Person.” Mr. Hu’s principal office is P.O. Box 527531, Flushing, NY 11352. Mr. Hu is the President and Chief Executive Officer of HSM Holdings, Inc., whose principal office is also P.O. Box 527531, Flushing, NY 11352.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase 85% of the outstanding shares pursuant to the Stock Purchase Agreement was $25,500. The source of funds was Mr. Hu’s personal capital. The consideration for the 7,915,000 common shares issued to Mr. Hu was services rendered.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 85,000 shares of the Issuer's common stock by the Reporting Person was a private sale by the existing sole shareholder of the Issuer. The purpose of this transaction was for the Reporting Person to acquire 85% of the outstanding shares of the Issuer. The issuance of 7,915,000 shares of the Issuer to the Reporting Person was in consideration for services rendered.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 8,000,000 of the issued and outstanding common shares of the Issuer. Such amount represented 80% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between Michael Raleigh and Anthony Hu was filed pursuant to a Current Report on Form 8-K filed with the SEC on September 19, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2006	Signature:

/s/ Anthony Hu
Anthony Hu